Filed by Acies Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Of the Securities Exchange Act of 1934

Subject Company: PLAYSTUDIOS Inc.

Commission File No. 001-39652

Date: February 2, 2021

Proposed Business Combination Announcement Conference Call with Acies Acquisition Corp. and PLAYSTUDIOS Inc.
as Recorded on February 2, 2021

Corporate Participants:

James Murren- Chairman of the Board of Directors, Acies Acquisition Corp.

Andrew Pascal- Chief Executive Officer, PLAYSTUDIOS Inc.

Dan Fetters- Co-Chief Executive Officer, Acies Acquisition Corp.

Edward King- Co-Chief Executive Officer, Acies Acquisition Corp.

Operator

Good day, ladies and gentlemen. Thank you for standing by. Welcome to the PLAYSTUDIOS and Acies Acquisition Corp. Conference Call and Webcast. All participants are in a listen-only mode.

The companies refer participants on this call to the press release issued February 1, 2021, the investor presentation and Acies Acquisition’s filings with the SEC for a discussion of the risks that can affect the business combination, its business and the business of the combined company after completion of the proposed business combination. Both the press release and the investor presentation can be found on the PLAYSTUDIOS website at www.playstudios.com under the investor section. The companies also specifically refer participants to slides one, two and three of the presentation to remind listeners that some of the comments today may contain forward-looking statements and, as such will be subject to risks and uncertainties, which, if they materialize, could materially affect results. Forward-looking statements including, but not limited to, PLAYSTUDIOS and Acies Acquisition Corp.’s expectations or predictions of financial and business performance and conditions, competitive and industry outlook and the timing and completion of the transaction. Forward-looking statements are subject to risks, uncertainties, and assumptions, and they are not guarantees of performance.

PLAYSTUDIOS and Acies Acquisition Corp. are under no obligation and expressly disclaim any obligation to update, alter or otherwise revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. I will now turn the call over to Mr. Jim Murren, Chairman of Acies Acquisition Corp. Please go ahead, sir.

James Murren

Chairman of the Board of Directors, Acies Acquisition Corp.

Hello. My name is Jim Murren, Chairman of Acies Acquisition Corp. I met Andrew Pascal, the Founder and CEO of PLAYSTUDIOS, 25 years ago. Over the course of his career, Andrew has successfully founded and built businesses in the land-based casino and digital-casino industries. And more recently in the vast free-to-play gaming market. Andrew came to me in 2011 and set out his vision to redefine customer loyalty. I was Chairman and CEO of MGM Resorts at the time. Andrew was so early in seeing the value of the convergence of digital entertainment and live entertainment. And I was hooked. MGM invested in the vision and became his first corporate partner. The positive impact PLAYSTUDIOS has had an MGM visitation, spend and relationships, proved how right he was. And today PLAYSTUDIOS drives a significant portion of MGM’s business.

Andrew went on to repeat the success and now has 84 corporate partners and over 275 brands. Player loyalty has never been more important as the world is now recovering from COVID and consumers are now looking to re-engage with their favorite form of play and within today’s vast and growing games market, PLAYSTUDIOS is unique in offering their audience the opportunity to play for fun, and earn for real. They know how to make it engaging and enduring, and they stand apart and having harnessed the power of a robust and full featured loyalty program. Our focus is now to take the PLAYSTUDIOS platform and supercharge its growth. We have abundant initiatives including targeted accretive acquisitions and with the expansion of the rewards platform, Andrew can take that into new fields, such as sports entertainment, and the exploration of using that platform as a Loyalty-as-a-Service to global entertainment companies. And we could not be more eager to get these underway. And so with that, let me please turn it over to Andrew Pascal.

Andrew Pascal

Chief Executive Officer, PLAYSTUDIOS

Thank you Jim. If I could, I’d like to ground this discussion with a sense for our scale. In 2020, we did $270 million in revenue. As you can see here, we’re forecasting to do $435 million in 2022, along with an adjusted EBITDA of $90 million. I’d like to set some context for what we’re going to share with you today, starting with the overall scale and size of our market. You can see here, the gaming market is massive. It’s over $150 billion. And the specific area of focus for us is mobile gaming, which is approaching $70 billion. There’s a couple of other concepts that I want to make sure that you understand because they’ll help you better assess what’s unique about our positioning and our overall strategy. The first is just to acknowledge and highlight that all games go through this natural life cycle, where you introduce them and scale them and grow then and then you spend a lot of time trying to hold on to your audiences as you convert players to payers. We look at the natural curve and evolution of games and refer to it as “The Creator’s Dilemma” and as you can see on page seven, there are these distinct and unique challenges that you have to deal with and overcome as a game maker. If you’re going to use games to drive the overall performance and success of your business. Whether it’s early on, rising above the noise in the stores and competing against hundreds of thousands of other apps, or ultimately achieving the kind of critical mass where you can then convert enough of your audience into payers that will drive the commercial performance of your business. What’s unique about us and our approach is that we’ve changed the profile of this curve. We’ve introduced into every aspect of our game loyalty mechanics, whether it’s early on, in the way that people are first oriented to the product, or whether it’s specific features as they engage with the games that drive this long-term engagement.

What you can see here is that we’re able to not only drive and scale our products faster, but ultimately retain and hold onto our audience longer, ultimately translating to more consistent revenue growth year-over-year. The other concept that I want to share and highlight is to really discuss what are the core elements of value for a gamer, for a player. All games can be distilled down to these core elements, whether it’s the basic method of play or the depth of the experience, the variety of features that are offered the frequency with which these games are updated with content releases, and most importantly, the way the game adapts to and adjust to what you’re learning about your players. All of those things are necessary to drive and optimize the impact of games. What’s unique about us is that not only have we refined our sensibilities about how best to do all of those things, but if you look at slide 10 we’ve wrapped around the experience of our games, this loyalty program. Which means that our players that go on, download our games and start to play them for free, immediately start to accumulate a loyalty currency, a second currency, almost like miles when you fly.

And that currency can then be applied towards purchasing this incredibly broad collection of rewards. And as our players engage with that program and we learn more about them, not only do we tailor the experience, but we also tailor and refine the level of service that we extend to that player, with concierge team members and VIP hosts and real world events that they can participate in. And as they do, our players connect with one another, come together, and have these shared experiences, which engenders, very deep loyalty to our products and to our company. So given that this loyalty proposition is so unique to us and to our strategy, I’d like to go a little bit deeper into it. First of all, if you look at page 12, you’ll see our loyalty programs work. Whatever consumer industry they’ve been applied to, the companies that employ them drive nearly 80% more engagement with their products and services than those companies that don’t.

And when you look at slide 13, you can see the impact of loyalty on our products, along each of these key measures of performance. Loyalty drives this elevated performance, that lift that I referred to earlier. Whether it’s 10X the lift on retention, 3X the level of engagement, or nearly 4X the level of monetization as our players become more aware of our program and ever more engaged with it, we see dramatic increases in overall performance. And with that said, we’ve done it at scale. For nine years, we’ve been evolving this program across our portfolio of products and our network of players and delivered to them nearly half a billion dollars worth of benefits in our games. Now accomplishing that is complicated. If you look at slide 15you’ll see that we’re highlighting that this program is not simply another currency and some cool rewards that we offer up within the context of a game.

There’s an unbelievable amount of sophistication that underlies the delivery of that experience. Whether it’s core technology or these key tools that we provide to each of the participants in our program so that they can optimize their participation in it. Whether it’s a partner who’s crafting rewards and identifying what type of consumers they want to target, and how and when best to target them, or whether it’s our operating teams that are extending the services and providing the host a highly refined level of service to our key players, or whether real-world events, where we bring our players together to have these shared experiences, we have built the industry’s only full-featured loyalty program for games and for gaming. And so, if you really look at the program, and the impact that it’s had for our players, and also for our partners, I would just highlight or summarize it as saying: you play our games for free, and you amass and accumulate benefits that then enrich your experience in the real world.

And then as you engage in the real world, it provides our partners with opportunities to promote us, and drive their consumers and our players back into our games. This creates this virtuous cycle where one aspect of the whole program reinforces the other, keeping it very dynamic, ever evolving and delivering real results for us and for our partners. So let me talk a little bit about who we are as a company. First of all, we’re a pretty diverse and broad collection of founders and leaders that have deep experience with creating games and across all the different disciplines that are required and needed to support a business like ours, from technologists and passionate product people and data scientists, and they’re organized in studios. We have studios across the globe from Silicon Valley to Austin, Texas, to Tel Aviv in Hong Kong. In total, we have six studios and approaching 400 play makers.

And each of those studios is aligned with a specific product initiative. Each studio owns their own product and functions as if it’s its own discreet business, with deep passion, for advancing and evolving their product and their initiative. And so I would highlight again, that we’ve built our business organically. We’ve assembled every team. We’ve built every product we’ve acquired every player, and that’s what’s translated to the results that we’re sharing with you. And now we’re ready to employ that model as we continue to advance and grow our business. So this portfolio of games, and as we are now prepared to expand the portfolio, it gets published on top of this platform. And as we leverage the platform and the breadth of its tools and the various disciplines that support it, we’ve been able to go and amass, this expansive portfolio of work partners, over 80 partners, and 275 brands delivering hundreds of millions of dollars of real world value to the players that are part of our network.

That’s what’s allowed us to amass this network of over 4 million players. As you can see, they’re very attractive, balanced between men and women, and if you look at their household income and average age, these are the consumers that are making the decisions within their households about how and where they’re spending their money and their time. And as you can see here, they’re spending nearly an hour a day with us engaged in play. So if we look back at the life cycle of products and games that we started with, you can see here that the lift that comes from loyalty, whether it’s the way we use our partners and this unique proposition to scale and grow early in our life cycle, or the mechanics of the program to hold onto and retain our audience and get them to play more, or ultimately the capacity of the program and the benefits that people have amassed to hold on to and retain them over a much longer period of time…

That’s what’s translated to results for us. And so if you look here, on slide 26, you’ll see how our network scaled and grew. And instead of experiencing the erosion and contraction, that is typical of most game companies we’ve held onto and retained our audience as we’ve grown our revenues consistently year-over-year. So now we’re poised and ready to apply our model to these other genres of gaming. And so while we’ve started within the free to play casino genre, we believe that that was the perfect jumping off point into the puzzle category and into the role playing and strategy categories. The reason being that casino products, very much like casual games, are highly repetitive and very nuanced, but yet they incorporate monetization mechanics that are very much like what you’d find in role-playing and strategy products. So we’ve refined our sensibilities and understand how to create and optimize products.

So we’re now going to apply our discipline and our model to these other genres. Let’s talk a bit more about growth. Our growth can best be expressed along these four vectors. The first is we’re going to continue to optimize our existing portfolio. We believe there’s still meaningful headroom in and among our existing portfolio products to continue to scale and grow and drive performance. We’re going to expand our portfolio with our own organic efforts. We’re going to be launching two new games over the course of the next two quarters. We’re then going to apply the resources from our going public and from this transaction in order to find, qualify and acquire existing portfolios of products and players, that we’re going to integrate into our framework and into our loyalty model and drive real synergy and real growth. And then we’re going to diversify our model.

Today, all of our revenues come from in-app purchases, that being, people play our games for free, and as they run out of their virtual currencies and items, they can buy more. We’re going to diversify our model into ad monetization, we’re also going to enable our players to transact with us directly, which is going to improve our gross margins, and then, as Jim alluded to at the top of the presentation, we’re going to look to open up our platform and provide loyalty benefits to other strategic partners and potentially to just other third parties, delivering Loyalty-as-a-Service. And so, as I alluded to, we’re about to enter into two new categories, the casual category - we’re going to enter into with a new bingo product. Bingo is a super exciting category. You can see it grew over 50% year-over-year and had over 50 million downloads. On the right, you can see four of the top bingo, on the left, you can see our bingo products. Very different, both an elevated creative execution and production values, portrait mode, which is a far more natural way to play and engage with bingo, and of course, incorporating playAWARDS and all of its benefits. We believe we’re coming into this category with a truly differentiated product that’s going to captivate this audience and allow us to capture more than our fair share. And then we’re going to do the same thing in the role-playing category.

The role-playing category is massive, also very dynamic. It too grew nearly 50% year-over-year and topped out over $5 billion. It had over 207 million downloads. And if you look at the leader within the category, AFK Arena, you can see it did north of $750 million of revenue last year, but we believe there’s an opportunity to come into this category with a unique and differentiated product, creative execution, and of course, all wrapped around the loyalty proposition of playAWARDS. Imagine playing a role playing game with a similar core game loop and game mechanics as AFK Arena, a far more richer and immersive creative execution and as our players engage with and play that game, they amass loyalty benefits where they can go to amusement and theme parks, sporting events, e-sports events, concerts, and festivals, regional attractions. We believe we’re going to come into this category again with a totally differentiated proposition for those players.

I want to highlight, if you look at page 33, that every time we’ve introduced a new product into the market, we’ve leveraged our loyalty program. We incorporate its benefits. We have a USI currency that can be accumulated across each of these games. And then we actively cross promote the new product to our existing network of players. Whenever we’ve done that, within two weeks of launching a product, we’ve been able to drive a sustained 150,000+ DAU, creating a foundation from which each of these products can then grow. These cross promoted users, become the golden cohorts for these games that allow us to achieve, if not profitability, near profitability, and then sustain our growth from that point forward.

As we then turn our attention, expand our focus, I should say, from not just our own organic initiatives, but to also look at the products that we’re going to look to acquire and assimilate or integrate into our platform. We see enormous growth opportunities. There certainly are a lot of game makers out there with really interesting, compelling products that could benefit not only from our operating discipline and our existing player network, but from our playAWARDS platform. They too can integrate the benefits of this program, enjoy that loyalty lift that I alluded to, which in turn will translate to meaningful increases in operating income and flow through.

And so here it is, if you look, you can see the growth and the bridge that takes us from the $270 million that we did in 2020 and how it is that we’re going to get to the forecast of $435 million in 2022. What of it comes from our existing portfolio, versus the new products, versus the diversification of our model. And that does not take into account the dynamic growth that we think we’re going to achieve as we go out and acquire and integrate these companies into our platform. So as we look to see how that plan translates into our financial performance, as I just talked about, we expect to see the maturity of these new games along with our existing portfolio, drive our growth through 2021 into 2022. And if you look at page 38, you can see how that translates to our EBITDA performance.

I would just highlight that in 2020, we were subsidizing both teams that are creating these new products, which compromised our margins a bit. We’re going to carry those expenses just to the early part of this year. And then as we launch these new products, we’re going to invest aggressively and in scaling and growing them, allowing them to achieve their scale and critical mass, which we expect will drive our performance as we roll into ‘22 and beyond. So you can see here in 2022, we’re forecasting $90 million of EBITDA and margins that are north of 20%, but with a very clear path that gets us into the mid-twenties in 2023, and north of 30% as we get into 2025 and beyond. And so on page 39, you can see the expected path that gets us to that margin growth. What of it’s going to come from the leverage we get out of our existing development capacity. What of it’s going to come from the expansion in gross profits, from doing direct commerce with our players, or incorporating ad monetization. What of it’s going to come from the efficiencies in our user acquisitions as the marketing spend starts to normalize and the relationship to revenues. So again, we feel very confident in the plan that we have that gets us to our normalized margins. And just to benchmark, you can see here how our forecast and growth and margins generally compares to the market and the companies that are more mature than we are, with a median in and around 32%.

So all that translates to this summarized performance. I would just highlight a few things here on page 42, just to, again, illustrate how our model will mature. If you look, you can see the difference from ‘20 to ‘21 in the third line item, User Acquisition, we expect it’s going to grow from $50 million to $94 million in 2021 as we launch these two new products. But it too will normalize back down to the mid 18-19% range. So there’s 10 points of margin growth in that line item alone. And as we scale these new products and leverage our existing infrastructure and our platform, we expect to see our operating expenses normalize as well down into the low to mid 20’s. Those two line items translate to 20 points of margin growth. And then as I alluded to earlier, as we add into advertising and direct commerce with our players, we’re going to see some improvements in gross profit as well. So that’s why we’re so confident and clear about achieving and getting to those margins that are north of 30%. So, I hope that helps you understand what’s unique about our business, how we’re positioned in the market, the growth opportunities that we have and how our model can be leveraged to really amplify and accelerate our growth as we look forward. But I’d like to do now is turn it over to Dan Fetters, and Edward King our partners at Acies so they can step you through the details of the transaction.

Dan Fetters

Co-Chief Executive Officer, Acies Acquisition Corp.

Thank you, Andrew. When we formed Acies, as we set out to back a world-class management team with a leading, differentiated business model and to (i) structure a transaction that aligned incentives across shareholders and management, and (ii) enter at a compelling valuation that sets the company up for a successful public debut. And in our opinion, those objectives have been resoundingly achieved here. As is highlighted on page 44, we structured the transaction at a $1.1 billion enterprise value, which my partner Edward will contextualize in a moment. Importantly, the vast majority, over 85% of consideration to PLAYSTUDIOS shareholders will be in the form of Acies shares. Pro forma, PLAYSTUDIOS existing shareholders will own roughly two thirds of the company. We have commitments for what ended up being an up-sized and oversubscribed $250 million PIPE. We could not be happier with the quality of the investors in the PIPE, and as noted, has been anchored by institutions such as BlackRock, ClearBridge, Neuberger Berman together with MGM Resorts. The transaction will provide PLAYSTUDIOS with roughly $290 million of cash on the balance sheet to effectuate the M&A strategy. Capitalizing and positioning PLAYSTUDIOS for growth was central to our thesis.

We see an abundance of attractive, actionable M&A opportunities to deploy capital in a high ROIC context. And we firmly believe PLAYSTUDIOS is a differentiated acquirer who can buy businesses and utilize its unique, industry-leading loyalty platform and customer retention to generate material synergies. Edward and I, as long-term bankers with extensive M&A and capital raising experience, and now with a vested financial interest in the success of PLAYSTUDIOS, plan to help Andrew and his team in whatever capacity is necessary to ensure that capital is deployed in a value-accretive fashion. Two other attributes worth noting: i) the 12 month lockup, and ii) the contingent-earnout consideration. Both were important to us to ensure complete alignment of incentives for long-term, ensuring shareholder value creation, and, to set this Company up for a successful trading debut. Now I’ll hand it over to Edward to touch on how we thought about valuation.

Edward King

Co-Chief Executive Officer, Acies Acquisition Corp.

Thank you, Dan. As we flip to our financial thesis, the practicality is the Company’s growth, whether you look at revenue or EBITDA, is extraordinary, both in its own right and when compared to the industry peers. You’ve seen the component build that Andrew walked through. As we view it from our perspective, we view that as conservative, in particular on the new game front. Plus, in our view, there is further upside potential from M&A, from margin normalization, and from Loyalty-as-a-Service. Why do we have confidence? We take confidence in management’s track record. If you go back historically, Andrew and team have outperformed the competition. For instance, we look at a key KPI: daily paying users. This is a key metric that all investors should care about, because those are the players that drive revenues. Andrew has historically grown this metric organically, as well as revenues and EBITDA at rates peers have only been able to achieve through M&A. These really important factors underlying the financials, lead us into valuation. To us, everything rests on valuation and obviously, as M&A practitioners, it all comes down to the entry point. As you can see on slide 47, we are creating the company at a meaningful discount on both the projected revenue and EBITDA multiple basis. Based on management forecast, the transaction is equal to 12.3x 2022 EBITDA. But, in 2022, the business is still investing in incremental user acquisition and hasn’t yet reached its normalized margin. If we simplistically said, okay, take 2022 revenues apply 25% margin - recognize that management’s plan calls for 30%, itself still a discount to many peers - but let’s use 25%. This then creates a 9.9x EBITDA entry multiple, 5-6 turns below the industry peers and leaders.

So we see enormous opportunity for multiple expansion ahead of us. We believe it’s fully justifiable and we can earn into it with our growth, with M&A and with a loyalty platform. That’s where we see the opportunity for the public markets.

And with that, I thank everyone for joining us this morning.

IMPORTANT LEGAL INFORMATION

Additional Information and Where to Find It

This communication relates to a proposed transaction between PLAYSTUDIOS Inc. (“PLAYSTUDIOS”) and Acies Acquisition Corp. (“Acies”). This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Acies intends to file a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”), which will include a document that serves as a prospectus and proxy statement of Acies, referred to as a proxy statement / prospectus. A proxy statement / prospectus will be sent to all Acies shareholders. Acies also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Acies are urged to read the registration statement, the proxy statement / prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement / prospectus and all other relevant documents filed or that will be filed with the SEC by Acies through the website maintained by the SEC at www.sec.gov.

The documents filed by Acies with the SEC also may be obtained free of charge at Acies’ website at https://aciesacq.com/sec-filings/ or upon written request to 1219 Morningside Drive, Suite 110 Manhattan Beach, California 90266.

Participants in Solicitation

Acies and PLAYSTUDIOS and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Acies’ shareholders in connection with the proposed transaction. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the proxy statement / prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements Legend

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between PLAYSTUDIOS and Acies. These forward-looking statements generally are identified by the words “forecast,” “believe,” “budget,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Acies’ securities, (ii) the risk that the transaction may not be completed by Acies’ business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Acies, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the approval of the related merger agreement by the shareholders of Acies, the satisfaction of the minimum trust account amount following any redemptions by Acies’ public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the inability to complete the related PIPE investment, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the related merger agreement, (vii) the effect of the announcement or pendency of the transaction on PLAYSTUDIOS’ business relationships, operating results and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of PLAYSTUDIOS, (ix) the outcome of any legal proceedings that may be instituted against PLAYSTUDIOS or against Acies related to the related merger agreement or the proposed transaction, (x) the ability to maintain the listing of Acies’ securities on a national securities exchange, (xi) changes in the competitive and regulated industries in which PLAYSTUDIOS operates, variations in operating performance across competitors, changes in laws and regulations affecting PLAYSTUDIOS’ business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, (xiii) PLAYSTUDIOS’ ability to raise financing in the future, (xiv) the impact of COVID-19 on PLAYSTUDIOS’ business and/or the ability of the parties to complete the proposed transaction, (xv) costs related to the transaction and the failure to realize anticipated benefits of the transaction or to realize any financial projections or estimated pro forma results and the related underlying assumptions, including with respect to estimated Acies shareholder redemptions, and (xvi) other risks and uncertainties indicated from time to time in the registration statement containing the proxy statement / prospectus discussed below relating to the proposed business combination, including those under “Risk Factors” therein, and in Acies’ other filings with the SEC. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Acies’ registration on Form S-1 (File No. 333-249297) and on the registration statement on Form S-4 to be filed by Acies with the SEC, and other documents filed by Acies from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and PLAYSTUDIOS and Acies assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Neither PLAYSTUDIOS nor Acies gives any assurance that either PLAYSTUDIOS or Acies, or the combined company, will achieve its expectations.